# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Global Blue Group Holding AG, CIK 0001799983
CUSIP: H33700107
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: ZURICHSTRASSE 38, 8306 BRUTTISELLEN, BRUTTISELLEN, Switzerland (V8), 8306
Date of event which requires filing of this statement: 02/16/2025
Filed by CIK 0002017279
Persons authorized to receive notices and communications: XU Xian, Walkers Corporate Limited,, 190 Elgin Avenue, George Town, Cayman Islands (E9), KY1-9008, (65) 6022 2770

## Reporting persons
- Ant International (Cayman) Holding Limited (CIK 0002017279): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 12,500,000; shared voting power 0; sole dispositive power 12,500,000; shared dispositive power 0; aggregate amount beneficially owned 12,500,000 (6.3% of the class)
  Comment: The beneficial ownership reported herein represents 12,500,000 Ordinary Shares. See Item 5. This percentage is calculated based upon 199,871,325 Ordinary Shares issued and outstanding as of September 30, 2024, as reported in the Issuer's Form 6-K dated November 22, 2024. See Item 5.
- Ant International Technologies (Hong Kong) Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 12,500,000; shared voting power 0; sole dispositive power 12,500,000; shared dispositive power 0; aggregate amount beneficially owned 12,500,000 (6.3% of the class)
  Comment: The beneficial ownership reported herein represents 12,500,000 Ordinary Shares. See Item 5. This percentage is calculated based upon 199,871,325 Ordinary Shares issued and outstanding as of September 30, 2024, as reported in the Issuer's Form 6-K dated November 22, 2024. See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Global Blue Group Holding AG
Address of issuer's principal executive offices: ZURICHSTRASSE 38, 8306 BRUTTISELLEN, BRUTTISELLEN, Switzerland (V8), 8306
Comment: This Amendment No. 2 (the "Amendment No. 2") to Schedule 13D amends and supplements the statements on Schedule 13D originally filed with the SEC on December 5, 2024 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on December 31, 2024 (as amended, the "Schedule 13D") relates to the ordinary shares (the "Ordinary Shares") of the Issuer. The Items herein amend the information disclosed under the corresponding Items of the Schedule 13D as described herein. Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by inserting the following information after the second paragraph of item 4:

On February 16, 2025, Shift4 Payments, Inc. ("Shift4") and Ant International Technologies entered into a Tender and Support Agreement ("Tender and Support Agreement"), pursuant to which Ant International Technologies has agreed not to transfer any of its Ordinary Shares and to tender its Ordinary Shares in an offer as described in the Tender and Support Agreement for certain consideration.

On February 16, 2025, Shift4 and Ant International Technologies (Singapore) Holding Pte. Ltd. ("Ant International Technologies (Singapore)"), an affiliate of Ant International Technologies, entered into a Subscription Agreement, pursuant to which Ant International Technologies (Singapore) has agreed to use a portion of the proceeds received by Ant International Technologies to acquire shares in Shift4.

Item 4 of the Schedule 13D is hereby amended by inserting the following information at the end of item 4:

The information set forth or incorporated in Item 5 of this Amendment No. 2 is incorporated by reference in its entirety into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The responses of each Reporting Person to rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Amendment No. 2 are hereby incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as disclosed in the Schedule 13D and this Amendment No. 2, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex A to Original Schedule 13D, has effected any transactions relating to the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended by inserting the following information at the end of item 6:

The information set forth or incorporated in Item 4 of this Amendment No. 2 is incorporated by reference in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended and supplemented by the following:

D. Tender and Support Agreement

## Signatures
- Ant International (Cayman) Holding Limited: /s/ JING Xiandong, JING Xiandong / Chairman (02/19/2025)
- Ant International Technologies (Hong Kong) Holding Limited: /s/ Richard LIN, Richard LIN / Director (02/19/2025)